Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

June 4, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Stephen Krikorian

Mail Stop 4561

Re:	L-1 Identity Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-33002

Dear Mr. Krikorian:

On behalf of our client, L-1 Identity Solutions, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission (the “Commission”) our response to the Staff’s letter dated May 25, 2010, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-33002, together with exhibits thereto).

Set forth below in bold are each of the comments in the Staff’s letter.  Immediately following each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2009
Part II
Item 5. Market for Registrant’s Common Equity…, page 33
1.
We note your response to prior comment 1.  Please amend your Form 10-K to include the omitted disclosure responsive to Item 201(d) of Regulation S-K.  Including this disclosure in Part II, Item 5 of your Form 10-Q for your first fiscal quarter is not responsive to the disclosure requirements of Form 10-K and does not

U.S. Securities and Exchange Commission
June 4, 2010

facilitate investor access to this required information.

The Company acknowledges that its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) did not meet the form requirements of Part II, Item 5 with respect to the disclosures called for by Item 201(d) of Regulation S-K.  Because the Company has provided substantially equivalent disclosure in Note 7 to the consolidated financial statements filed as part of the 2009 Form 10-K and provided the Item 201(d) disclosures in its Form 10-Q for the fiscal quarter ended March 31, 2010, we respectfully request that the Staff permit the Company to comply in full with Item 201(d) in future Form 10K filings, rather than amend the 2009 Form 10-K.  The Company believes that an amendment to the 2009 Form 10-K containing the information required by Item 201(d) of Regulation S-K would not provide material incremental information to investors, given that the Company included detailed information as to each of its stock incentive plans in Note 7 to the consolidated financial statements included in the 2009 Form 10-K.  This disclosure contained all of the substantial information called for by Item 201(d) of Regulation S-K, including disclosure by plan of the number of awards outstanding and shares available for future grant.  Note 7 also indicated which stock option plans were approved by the Company’s stockholders and which were assumed in connection with prior acquisitions.

In addition, the Company believes that its disclosure of the material required by Item 201(d) of Regulation S-K in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 was prominent and does facilitate investor access to the required information.  In future filings, as noted above, the Company will include the disclosure required by Item 201(d) of Regulation S-K in Part II, Item 5 of its Form 10-K.

Consolidated Statements of Operations, page F-4
2.
We note your response to prior comment 5.  Consider explaining the basis for your classification in accordance with Rules 5-03.1 and 2 of Regulation S-X within your disclosures, addressing revenue from maintenance and driver’s license production contracts.  Ensure that the amounts within your supplemental disclosures of the major classes of revenues presented in Note 3 can be reconciled to the line items within revenues on the statements of operations.

In future filings, the Company will provide an explanation of the basis for its classification of services revenues and solutions revenues, including an explanation of the inclusion of maintenance and driver’s license production contracts in solutions revenues.  The following is an example of the disclosure the Company would expect to provide in such filings:

“Services revenues represent revenues from stand alone government consulting and IT services contracts for which the Company is compensated based on time worked by its employees and enrollment services contracts for which the Company is

U.S. Securities and Exchange Commission
June 4, 2010

compensated based on volume of enrollments performed. Solutions revenues comprise revenues from the delivery of consumables and equipment, as well as hardware, software and systems that include related services, primarily maintenance bundled with the related product deliverables. Because the product functionality is the primary deliverable for the customer, we have included the total revenues from these arrangements in solutions revenues. Solutions revenues also include revenues related to driver license production contracts for which we provide systems and maintenance and produce the licenses and are compensated in one all inclusive price per license as the licenses are produced.”

In addition, in future filings, the Company will change the table included in Note 3 of the Company’s consolidated financial statements included in the 2009 Form 10-K on Page F-23 to provide separate line items for state and local government solutions and state and local government services currently included in the state and local government solutions and services line item, and include appropriate subtotals that will agree or reconcile to the line items within revenues on the statements of operations.

Part III (incorporated by reference to Definitive Proxy Statement filed on March 16, 2010)
Item 11. Executive Compensation
Executive Compensation, page 22
3.	You do not appear to have included a table regarding Option Exercises and Stock Vested. Please advise as to whether disclosure should have been included pursuant to Item 402(g) of Regulation S-K.

The Company respectfully submits that none of the Named Executive Officers exercised stock options, stock appreciation rights or similar instruments for shares of common stock of the Company, or held stock of the Company that vested, including restricted stock, restricted stock units or similar instruments, during the fiscal year ended December 31, 2009.  Accordingly, the table regarding Option Exercises and Stock Vested was not included in the Company’s Definitive Proxy Statement filed on March 16, 2010 (the “2010 Definitive Proxy Statement”) pursuant to Item 402(a)(5) of Regulation S-K.

4.
You do not appear to have included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In connection with the Company’s evaluation of whether any disclosure was required with respect to Item 402(s) of Regulation S-K, the Company performed an assessment of potential risks associated with the Company’s compensation plans.  Based on such assessment, management determined that the Company’s compensation plans do not contain any material risk-taking incentives or elements of compensation that might be deemed to encourage risk-taking behavior, and there are no evident risks that could be reasonably likely to have a material adverse impact on the Company.  This assessment

U.S. Securities and Exchange Commission
June 4, 2010

was reviewed with the Compensation Committee’s independent compensation consultant and the Chairman of the Compensation Committee.

In conducting its review, the Company looked specifically at the following points of interest:

• the structure of the Company’s management incentive plan, which provides for multiple pay-out levels based on pre-established targets as compared to a single pay-out level;

• the Company’s annual review and performance evaluation, which focuses on several performance measures rather than a single performance measure;

• the compensation paid by the Company under its management incentive plan relative to its industry peers; and

• the mix of compensation among base salary, short-term and long-term incentive awards and retirement and other benefits.

In addition, after consultation with counsel, the Company considered the specific situations and areas of risk noted in Item 402(s) of Regulation S-K as well as the Staff’s discussion contained in Release No. 33-9089, dated December 16, 2009, and concluded that the areas of risk identified therein were not applicable to the Company in any material respect.

Item 13. Certain Relationships and Related Transactions and Director Independence
Certain Relationships and Related Transactions
Retention of Stone Key Partners LLC, page 52
5.
Please disclose the fee structure of this agreement – including without limitation the portion of the fee that is payable whether or not a transaction is consummated – rather than describing the fees as “customary”.  Please also disclose Mr. Urfirer’s personal interest in the fee.  See Item 404(a) of Regulation S-K.

With respect to the fee structure of the agreement with Stone Key Partners LLC (“Stone Key”), the total fee payable would be based on the value of a transaction involving the Company. An initial fee equal to 15% of the total transaction fee payable to Stone Key (to be estimated at that time) would be paid upon the earlier of the delivery of a fairness opinion or the signing of a definitive transaction agreement. The remainder of the fee would be paid to Stone Key upon the consummation of a transaction. In addition, Stone Key would be entitled to a reduced fee if the Company receives a “break-up” fee or similar payment in connection with the termination of a signed transaction agreement. Similar features apply to the Goldman Sachs engagement fee structure and the Company believes such arrangements to be customary. The Company proposes to disclose the

U.S. Securities and Exchange Commission
June 4, 2010

foregoing additional detail regarding the Stone Key fee structure in future filings requiring disclosure of the Stone Key engagement.

As disclosed in the Company’s 2010 Definitive Proxy Statement, the total fees paid in respect of a transaction would be allocated approximately 58% to Goldman Sachs & Co. and 42% to Stone Key.  In the event a transaction is consummated, the aggregate transaction fee payable to the advisors would be less than 1.5% of the transaction value.  The Company believes that such fees are customary, as disclosed in the Company’s 2010 Definitive Proxy Statement, and that the exact percentage of the transaction value that will be received by Stone Key is not material to security holders at this time.  Such information would be included in any proxy statement or other filing with the Commission in connection with a transaction and at this time the dollar value of such fees, if any, is not estimable.

Furthermore, Mr. Urfirer has confirmed to the Company that (i) his interest in any fees payable by the Company to Stone Key relating to any transaction involving the Company will be derived from his interests as a co-owner in the profits of Stone Key’s parent company and his interests as Stone Key’s Co-Chairman and Co-CEO and (ii) he will not receive any additional compensation relating to any such transaction.  The Company believes Mr. Urfirer’s interests in the fees payable by the Company to Stone Key were appropriately disclosed in the Company’s 2010 Definitive Proxy Statement.

Procedures for Approval of Related Party Transactions, page 52
6.
Your procedures for approval of related party transactions do not appear to cover transactions between the company and security holders covered by Item 403(a) of Regulation S-K.  Please advise.  See Item 404(b) of Regulation S-K.

The Company respectfully submits that the disclosure contained in the 2010 Definitive Proxy Statement accurately describes its procedures for approval of related party transactions.  The Company does not currently have a specific policy with respect to related party transactions with security holders covered by Item 403(a) of Regulation S-K who are not also affiliated with an officer or a director.  The Company has not engaged in a transaction with any such security holder that is not also affiliated with an officer or director.  If the Company were to consider such a transaction, it would continue to comply with Rule 314.00 of the NYSE Listed Company Manual, which requires that each related party transaction is to be reviewed and evaluated by an independent body within the Company.

In future filings, the Company will disclose that when a proposed related party transaction is not covered by the Company’s written policies and procedures, the Company will comply with Rule 314.00 of the NYSE Listed Company Manual and will provide for review and evaluation of such related party transaction by an appropriate independent committee of the Board of Directors.

U.S. Securities and Exchange Commission
June 4, 2010

We would very much appreciate receiving the Staff’s comments, if any, at your earliest convenience.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8239.

Sincerely yours,

_/s/ Marita A. Makinen_________________
Marita A. Makinen

cc: Robert V. LaPenta
     Mark S. Molina, Esq.